SEC File No. 82-34874

DAVIES

DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

February 16, 2007

Lisa Marchese
Dir 416.367.7899
lmarchese@dwpv.com

File No. 207525

07021175

BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sir/Madame:

Global Alumina Corporation: Public Disclosure Documents Delivered Pursuant to a Rule 12g3-2(b) Exemption Under the Securities Exchange Act of 1934

Attached please find the following public disclosure documents which have recently been filed on the System for Electronic Document Analysis and Retrieval in Canada by Global Alumina Corporation (the "Corporation"):

1. press release dated December 29, 2006 announcing agreement to extend deadline for joint venture negotiations;

2. press release dated January 12, 2007 announcing further extension to joint venture negotiations;

3. press release dated February 7, 2007 announcing status of joint venture negotiations; and

4. press release dated February 16, 2007 announcing joint venture negotiations substantially complete.

dw 2/21

Tor#: 1887987.1

If you have any questions in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

Davies Ward Phillips & Vineberg LLP

Per: Lisa Marchese
Law Clerk

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES AGREEMENT TO EXTEND DEADLINE FOR JOINT VENTURE NEGOTIATIONS

TORONTO, ON – December 29, 2006 – Global Alumina Corporation (the "Company") (TSX: GLA.U) today announced that the Company and its lenders under the US$100 million Loan Facility Agreement have agreed to further extend from December 31, 2006 to January 12, 2007 the deadline for negotiation of the terms of the joint venture to develop and operate the Company's alumina refinery project in the Republic of Guinea. The lenders under the Loan Facility Agreement are an affiliate of BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC.

Negotiations with the joint venture participants are expected to continue into January. To date, the Company has drawn down an aggregate of US$22,072,845 under the Loan Facility Agreement.

The execution of the Loan Facility Agreement and the agreement to negotiate the proposed joint venture were announced on November 5, 2006. An extension to the deadline under the Loan Facility Agreement was announced on November 30, 2006. A copy of the Loan Facility Agreement is available on the Company's reference page at www.sedar.com.

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Elynn Wareham
GCI Group
P: 416-486-5910
ewareham@gcigroup.com

- More -

Global
Alumina

GLOBAL ALUMINA ANNOUNCES AGREEMENT TO EXTEND DEADLINE FOR JOINT VENTURE NEGOTIATIONS .../2

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: anticipated timing of loan borrowings; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure by the Company or its subsidiaries to complete the preconditions to the drawdowns under the loan; the political and economic risks of investing in a developing country; the Company may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Company 's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES FURTHER EXTENSION TO JOINT VENTURE NEGOTIATIONS

TORONTO, ON – January 12, 2007 – Global Alumina Corporation (the "Company") (TSX: GLA.U) today announced that the Company and its lenders under the US$100 million Loan Facility Agreement have agreed to further extend from January 12, 2007 to February 15, 2007 the deadline for negotiation of the terms of the joint venture to develop and operate the Company's alumina refinery project in the Republic of Guinea. The lenders under the Loan Facility Agreement are an affiliate of BHP Billiton, Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala").

Negotiations with the joint venture participants are at an advanced stage and the Company anticipates that they will be finalized by the end of January. Execution of the agreements will be subject to approval of the final terms of the joint venture by the boards of directors of DUBAL and Mubadala at meetings to be held in mid-February 2007. To date, the Company has drawn down an aggregate of US$38,008,086 under the Loan Facility Agreement.

The execution of the Loan Facility Agreement and the agreement to negotiate the proposed joint venture were announced on November 5, 2006. Extensions to the deadline under the Loan Facility Agreement were announced on November 30, 2006 and December 29, 2006. A copy of the Loan Facility Agreement is available on the Company's reference page at www.sedar.com.

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Elynn Wareham
GCI Group
P: 416-486-5910
ewareham@gcigroup.com

- More -

Global Alumina

GLOBAL ALUMINA ANNOUNCES FURTHER EXTENSION TO JOINT VENTURE NEGOTIATIONS ...

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: anticipated timing of loan borrowings; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure of the parties to reach agreement in the joint venture negotiations or to obtain board approvals of the final terms of the joint venture; a failure by the Company or its subsidiaries to complete the preconditions to the drawdowns under the loan; the political and economic risks of investing in a developing country; the Company may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Company 's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES STATUS OF JOINT VENTURE NEGOTIATIONS

TORONTO, ON – February 7, 2007 – In its press release dated January 12, 2007, Global Alumina Corporation (the "Company") (TSX: GLA.U) announced an extension to February 15, 2007 of the negotiations to form the joint venture to develop and operate the Company's alumina refinery project in the Republic of Guinea (the "Project") with BHP Billiton group ("BHPB"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala").

The Company is pleased to announce that following meetings between the parties in January 2007, negotiations with respect to the Project have been substantially advanced and are expected to be completed by February 15, 2007. The agreements will then be subject to the approval of the management of BHPB and the Boards of the Company, DUBAL and Mubadala.

The board of directors of the Company has formed an independent committee to consider the proposed transactions in connection with the Project and make a recommendation to the Board of the Company.

BHPB is world's largest diversified resources company and the world's sixth largest producer of primary aluminum, with a total operating capacity in excess of one million tonnes of aluminum, approximately 14 million tonnes of bauxite and four million tonnes of alumina per annum.

DUBAL is the owner of one of the largest single site aluminum smelters in the western world. DUBAL, which is wholly owned by the Dubai government, produces and exports primary aluminum products to more than 40 countries world-wide. DUBAL is also party to a subscription agreement with the Company dated August 10, 2005, a copy of which is available on the Company's reference page at www.sedar.com.

- More -

Global Alumina

GLOBAL ALUMINA ANNOUNCES STATUS OF JOINT VENTURE NEGOTIATIONS .../2

Mubadala Development Company is a principal investment company wholly owned by the Government of Abu Dhabi, with a mandate to establish new businesses and acquire (wholly or partly) existing businesses either in the UAE or abroad. Mubadala invests in a wide range of strategic sectors including energy, utilities, health, real estate, public-private partnerships, basic industries and services. The company's goal is to diversify and further develop the rapidly growing economy of Abu Dhabi, while achieving solid returns on commercially viable investments.

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Elynn Wareham
GCI Group
P: 416-486-5910
ewareham@gcigroup.com

- More -

Global Alumina

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: anticipated timing of loan borrowings; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure of the parties to reach agreement in the joint venture negotiations or to obtain board approvals of the final terms of the joint venture; the political and economic risks of investing in a developing country; the Company may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Company 's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

-30-

Global Alumina

RECEIVED

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES JOINT VENTURE NEGOTIATIONS SUBSTANTIALLY COMPLETE

TORONTO, ON – February 16, 2007 – Global Alumina Corporation (the "Company") (TSX: GLA.U) today announced that the Company's joint venture negotiations with an affiliate of BHP Billiton, Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala") to develop and operate the Company's alumina refinery project in the Republic of Guinea are substantially completed. The parties, who are also lenders under the US$100 million Loan Facility Agreement, have agreed to extend from February 15, 2007 to March 3, 2007 the deadline for execution of definitive joint venture agreements.

During this period, the parties, including the Company, will be conducting final reviews and seeking internal and board approvals, as necessary, to execute the definitive agreements. To date, the Company has drawn down an aggregate of US$48,348,702 under the Loan Facility Agreement.

The execution of the Loan Facility Agreement and the agreement to negotiate the proposed joint venture were announced on November 5, 2006. Extensions to the deadline under the Loan Facility Agreement were announced on November 30, 2006, December 29, 2006 and January 12, 2007. A copy of the Loan Facility Agreement is available on the Company's reference page at www.sedar.com.

BHPB is world's largest diversified resources company and the world's sixth largest producer of primary aluminum, with a total operating capacity in excess of one million tonnes of aluminum, approximately 14 million tonnes of bauxite and four million tonnes of alumina per annum.

DUBAL is the owner of one of the largest single site aluminum smelters in the western world. DUBAL, which is wholly owned by the Dubai government, produces and exports primary aluminum products to more than 40 countries worldwide. DUBAL is also party to a subscription agreement with the Company dated August 10, 2005, a copy of which is available on the Company's reference page at www.sedar.com.

- More -

Global Alumina

GLOBAL ALUMINA ANNOUNCES JOINT VENTURE NEGOTIATIONS SUBSTANTIALLY COMPLETE.../2

Mubadala Development Company is a principal investment company wholly owned by the Government of Abu Dhabi, with a mandate to establish new businesses and acquire (wholly or partly) existing businesses either in the UAE or abroad. Mubadala invests in a wide range of strategic sectors including energy, utilities, health, real estate, public-private partnerships, basic industries and services. The company's goal is to diversify and further develop the rapidly growing economy of Abu Dhabi, while achieving solid returns on commercially viable investments.

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Investor Relations:
Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Media:
Elynn Wareham
GCI Group
P: 416-486-5910
ewareham@gcigroup.com

- More -

Global Alumina

GLOBAL ALUMINA ANNOUNCES
JOINT VENTURE NEGOTIATIONS SUBSTANTIALLY COMPLETE .../3

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: anticipated timing of loan borrowings; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure of the parties to reach agreement in the joint venture negotiations or to obtain board approvals of the final terms of the joint venture; a failure by the Company or its subsidiaries to complete the preconditions to the drawdowns under the loan; the political and economic risks of investing in a developing country; the Company may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Company 's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

END